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EXHIBIT (a)(9)

FOR IMMEDIATE RELEASE                                May 12, 1998

ARCO TO MAKE TENDER OFFER FOR UNION TEXAS 'SERIES A'
PREFERRED STOCK FOR $122 PER SHARE

          LOS ANGELES -- ARCO (NYSE: ARC) announced today that it plans to make a cash tender offer for any and all outstanding shares of the 7.14% Series A Cumulative Preferred Stock of Union Texas Petroleum Holdings (NYSE: UTH) at a price of $122 per share of preferred stock.

          Union Texas has 1,750,000 outstanding shares of Series
A Preferred Stock.

          ARCO expects to mail formal tender offer documents to the holders of Series A Preferred Stock within the next week. It is expected that the preferred stock tender offer will be consummated after the June 15 record date for the quarterly dividend, payable June 30, 1998.

          On May 8, 1998, ARCO formally commenced a cash tender offer to purchase all outstanding shares of common stock of Union Texas at $29 per share in cash.

          ARCO's tender offer for Series A Preferred Stock will be made pursuant to a separate offer to purchase to the Series A Preferred Stock holders and will be conditioned, among other things, on the consummation of the tender offer for Union Texas common stock. Consummation of the preferred stock tender offer is not a condition to the tender offer for Union Texas common stock.

          Under the terms of the Agreement and Plan of Merger between ARCO and Union Texas, any shares of Series A Preferred
Stock not purchased by ARCO will remain outstanding after the merger of Union Texas with a subsidiary of ARCO.

          This announcement is neither an offer to purchase nor a solicitation of offers to sell shares of Series A Preferred Stock. The offer to purchase shares of Series A Preferred Stock will be made solely by the forthcoming Preferred Stock Offer to Purchase.

          For a menu of ARCO's news releases or to retrieve a specific news release, visit our website at HYPERLINK http://www.arco.com http://www.arco.com on the Internet.

          For information, contact: (Media) Albert Greenstein
(213) 486-3384; (Investors) Dennis Schiffel (213) 486-1511


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                                                                7


EXHIBIT (a)(10)


FOR IMMEDIATE RELEASE                                May 12, 1998

ARCO RECONFIRMS GROWTH PLANS, EXPECTS TO
EXCEED PRODUCTION, RESERVES TARGETS;
MERGER WITH UNION TEXAS PROMISES FURTHER BOOST

          New York -- ARCO (NYSE: ARC) expects to exceed targets for growth in its worldwide oil and gas businesses primarily as a result of its progress to date augmented by the pending merger with Union Texas Petroleum (NYSE: UTH), ARCO Chairman and Chief Executive Officer Mike R. Bowlin told financial analysts here today.

          "We have made tremendous strides in our base program to increase our annual production on average by 4 to 5% between 1997 and 2001 and replace more than 120% of our oil and gas reserves every year", Bowlin said. The base program was first outlined last year and features stable production in Alaska with increases in Lower 48 levels and substantial international growth.

ALASKA DECLINE HALTED

          "You can quit talking about the decline in production in Alaska -- we have solved that problem with additions from the new Alpine field, development of the Wesk Sak formation, enhanced oil recovery projects and numerous satellite field developments", Bowlin said. "The production goal of 'No Decline After '99' is being achieved. In addition, ARCO has moved decisively on a number of fronts around the globe so that we have a portfolio of known resources that will begin to produce income for us by 2000 and 2001."

PROGRESS ON GLOBAL GROWTH

          Bowlin and other senior ARCO executives cited a number of factors that have improved the outlook for ARCO's global growth plans that were introduced in early 1997.

          * ARCO's net Alaskan oil production is expected to level off at more than 360,000 barrels per day (b/d) after 1999, up from an expected level of about 350,000 b/d just a year ago. This latest forecast is 80,000 b/d higher than the production outlook for 2001 predicted just four years ago. ARCO Alaska is also setting a new stretch target called "Incline After '99" for increasing Alaskan production.

          * A series of discoveries in eastern Indonesia resulted in a new liquefied natural gas (LNG) project named Tangguh, which already has confirmed proved and probable reserves exceeding 13 trillion cubic feet (about 2.2 billion barrels of oil equivalent). With final confirmation in mid-1998, Tangguh gas reserves are expected to be comparable with those of the giant Arun LNG project in Sumatra. ARCO expects production from the project as early as 2003 or 2004 with net deliveries equivalent to almost 60,000 b/d.

          * Already the primary supplier of natural gas to Hong Kong and other parts of south China from its Yacheng field in the South China Sea, ARCO and its partner Texaco are now negotiating for the right to develop an oil field offshore northeast China. It could mean additional net reserves of 50 million barrels of oil and net production of 15-20,000 b/d by 2001.


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          * Countries in South America including Ecuador and
Venezuela are expected to produce about 70,000 b/d net for ARCO by 2001. The company, which has just initiated production in Latin America, gained interests in four Venezuelan fields with known reserves in 1997 and received Venezuelan government approval of an oil production and upgrading project. In addition, development of the Villano oil discovery in Ecuador has started.

          * In the United Kingdom North Sea, the Shearwater development is moving toward startup in 2000. This should give
ARCO about 40,000 barrels of oil equivalent production per day.

          * Vastar Resources, Inc. (NYSE: VRI), in which ARCO holds an 82.2% interest, has developed a strong position in the emerging deepwater Gulf of Mexico area where it has interests in over 100 exploration blocks. Vastar's first deepwater discovery, on the King prospect, was announced earlier this year.

UNION TEXAS PETROLEUM IMPACT

          ARCO executives outlined the company's plans exclusive of the Union Texas acquisition, which could be completed as early as the third quarter of this year. They said that the acquisition will contribute to ARCO's major initiatives. Those initiatives focus on increasing ARCO's international presence and its oil and natural gas production and reserves.

          Most of Union Texas' assets are located overseas and over 90% of its proven reserves are in ARCO's core areas, predominantly Venezuela, Indonesia, the North Sea and Alaska. The acquisition is expected to boost ARCO's daily worldwide production by about 15% and increase ARCO's proved reserves by 14% by year's end.

SIGNIFICANT COST SAVINGS

          Bowlin told analysts, "At the same time as we are growing our oil and natural gas business, we have expanded our refining and marketing operation on the West Coast and moved to improve its profitability through planned cost reductions."

          ARCO reported that companywide cost reduction programs underway in its current base operations will save more than $300 million before tax. The cost reductions to be realized this year include a $150 million program at ARCO Chemical Company, in which ARCO holds an 82.3% interest; over $100 million in cost reductions in ARCO's refining and marketing unit, ARCO Products Company; and other programs encompassing global procurement and shared services initiatives.

          Cost savings also will be a key element in the success of the combined ARCO-UTP operations, with reductions in combined overhead and exploration costs expected to exceed $85 million after tax per year.

CAPITAL SPENDING TO TOTAL $16 BILLION

          To accomplish the growth program outlined through 2001, ARCO said capital spending for its pre-acquisition base program from 1998


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                                                                9

through 2001 will total about $16 billion with most of the expenditures, about $10 billion, targeted for the upstream oil and natural gas businesses worldwide. Of the $10 billion, $7.4 billion is designated for development projects with the remainder set for exploration programs. ARCO said the merger with Union Texas may result in some modifications of these capital-spending plans, but no major changes are expected.

          For information: (Media) Albert Greenstein (213)
486-3384; (Investors) Dennis Schiffel (213) 486-1511; e-mail to:
arconews@arco.com

          [Some of the matters discussed in this news release are forward-looking statements that involve risks and uncertainties. Actual results could differ materially based on numerous factors, including the realized level of crude oil and natural gas production and other risks detailed from time to time in the company's SEC reports, including the 1997 report on Form 10-K.]